EXHIBIT 99.1
                                                                    ------------

                             [VIKING LOGO OMITTED]

PRESS RELEASE
FOR IMMEDIATE RELEASE
APRIL 15, 2004

VIKING ENERGY ROYALTY TRUST ANNOUNCES CASH DISTRIBUTIONS
FOR SECOND QUARTER 2004
--------------------------------------------------------------------------------

CALGARY, APRIL 15, 2004 - (VKR.UN) Viking Energy Royalty Trust (the "Trust") announces that it has declared Unitholder distributions of $0.08 per Unit for each of the months of April, May and June 2004 as follows:

RECORD DATE          DISTRIBUTION DATE      EX-DISTRIBUTION DATE      DISTRIBUTION PER UNIT
-----------          -----------------      --------------------      ---------------------
April 30, 2004       May 17, 2004           April 28, 2004                       $0.08
May 31, 2004         June 15, 2004          May 27, 2004                         $0.08
June 30, 2004        July 15, 2004          June 28, 2004                        $0.08

Based on Viking's current forecast, these amounts are estimated to be 85% - 90% of the Trust's cash available for distribution in the second quarter of 2004.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 97,327,423 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5-per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:

Diane Phillips                                    Viking Energy Royalty Trust
Investor Relations                                Suite 400, 330-5th Avenue S.W.
                                                  Calgary, Alberta, T2P 0L4

                                                  Ph:  (403) 268-3175
                                                  Toll Free:  1-877-292-2527

                                                  Email: vikingin@viking-roy.com




     To find out more about Viking Energy Royalty Trust visit our website at
                              www.vikingenergy.com